

Report of Independent Accountants

To the Board of Directors and Management of Truist Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Truist Securities, Inc. (the "Company") for the year ended December 31, 2022. Management of Truist Securities, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Payment in the amount of $453,230 was compared to wire 20220728-00008034 dated July 28, 2022, obtained from management, noting no differences.
   b. Payment in the amount of $474,527 was compared to wire number 20230221-00015728 dated February 21, 2023 obtained from management, noting no differences.
2. Compared the Total Revenue in the amount of $706,550 (in thousands) reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 to the Total revenue amount of 706,550,132 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2022 noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on page 2, item 2c (3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $2,105,726 to the sum of the monthly clearing statement's clearing expenses, obtained from management, noting no differences.

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  b. Compared deductions on page 2, item 2c (9), (i) total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income of $85,939,618 to the Total Interest amount of $85,940 (in thousands) reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2022, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
  a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of 618,504,788 and 927,757, respectively of the Form SIPC-7, noting no differences.
  b. Recalculated the mathematical accuracy of the commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions on page 2, line 2c (3) of $2,105,726, noting no differences.
  c. Recalculated the mathematical accuracy of the (i) total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income on page 2, line 2c (9) of $85,939,618, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors and Management of Truist Securities, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 28, 2023